   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996
                                                     REGISTRATION NO. 333-
=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                    ------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                    ------
                           PERIPHONICS CORPORATION
            (Exact name of Registrant as specified in its charter)

                Delaware                                 11-2699509
    (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                Identification Number)

                        4000 Veterans Memorial Highway
                           Bohemia, New York 11716
                                (516) 468-9000
        (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                Peter J. Cohen
                           Periphonics Corporation
                        4000 Veterans Memorial Highway
                           Bohemia, New York 11716
                                (516) 468-9000
                   (Name, address, including zip code, and
         telephone number, including area code, of agent for service)
                                    ------
                                   Copies to:
         Raymond S. Evans, Esq.                William B. Asher, Jr., Esq.
        Norman M. Friedland, Esq.            Testa, Hurwitz & Thibeault, LLP
Ruskin, Moscou, Evans & Faltischek, P.C.              125 High Street
          170 Old Country Road                 Boston, Massachusetts 02110
         Mineola, New York 11501                     (617) 248-7000
             (516) 663-6620                    (617) 248-7100 (facsimile)
       (516) 663-6641 (facsimile)

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                       CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                            Proposed Maximum    Proposed Maximum
Title of Each Class of Securities      Number of Shares      Offering Price        Aggregate           Amount of
         to be Registered             to be Registered(2)    per Share(1)(2)    Offering Price(1)    Registration Fee
----------------------------------------------------------------------------------------------------------------------
   Common Stock, $.01 par value            1,265,000             $17.19           $21,745,350          $6,589.50
======================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee and based on the average bid and asked price as of a specified date within five business days prior to the date of filing this Registration Statement, pursuant to Rule 457(c).
(2) The number of shares and the proposed maximum offering price per share reflect the 2-for-1 stock split in the form of a stock dividend, payable on October 31, 1996.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
=============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED OCTOBER 25, 1996
PROSPECTUS
                               1,100,000 SHARES

                                     LOGO

                                 COMMON STOCK

   All of the shares of Common Stock offered hereby are being sold by certain stockholders (the "Selling Stockholders") of Periphonics Corporation (the "Company"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

   The Company has declared a 2-for-1 stock split in the form of a stock dividend, to be paid on October 31, 1996 to holders of record on October 15, 1996. All share and per share information in this Prospectus has been adjusted to reflect this stock dividend.

   The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "PERI." The last sale price for the Common Stock on October 24, 1996, as reported by the Nasdaq National Market, was $18.125 per share. See "Price Range of Common Stock."

   See "Risk Factors" on page 5 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                                    ------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

-----------------------------------------------------------------------------
                                                         Proceeds to
                                       Underwriting        Selling
                   Price to Public     Discount (1)    Stockholders (2)
-----------------------------------------------------------------------------
Per Share .....      $                   $                $
Total (3)  ....         $                  $                 $
-----------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Stockholders, estimated at $275,000.

(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 165,000 shares, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will
    be $      , $       and $      , respectively.

   The Common Stock is offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the
Common Stock will be made on or about       , 1996.

WILLIAM BLAIR & COMPANY                                          DAIN BOSWORTH
                                                                  Incorporated

                 THE DATE OF THIS PROSPECTUS IS       , 1996

                     DOCUMENTS INCORPORATED BY REFERENCE

   The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference in this Registration Statement:

       (1) The Company's Annual Report on Form 10-K for the year ended May 31, 1996;
       (2) The Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996;
       (3) The Company's Current Report on Form 8-K filed with the Commission on August 13, 1996; and
       (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, as filed with the Commission on February 21, 1995.


   All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which removes from registration all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

   The Company undertakes to provide without charge to each person to whom a Prospectus is delivered, upon oral or written request of such person, a copy of any document that has been incorporated in this Prospectus by reference. Requests for such documents should be directed to the Company at its offices located at 4000 Veterans Memorial Highway, Bohemia, New York 11716 (telephone number (516) 468-9000), Attention: Secretary.
                                    ------

   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER- ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY


   The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus. All information in this Prospectus has been adjusted to reflect a 2-for-1 split of the Common Stock in the form of a stock dividend to be paid on October 31, 1996 to holders of record on October 15, 1996. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, product development, business strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                 THE COMPANY

   Periphonics develops, builds, markets and supports high performance, automated interactive transaction processing systems that facilitate interaction with computer databases using a touch-tone telephone, speech input and output, Web browsers and fax output. The Company's interactive voice response ("IVR") and transaction processing systems are based on industry-standard, open architecture computer hardware and operating system software which, in combination with its own proprietary technology, address the needs of mid-size and large scale customer installations. The Company is an established leader within the mid-size and large scale segments of the IVR industry, having installed systems with over 150,000 ports since 1988, and with over 25 years of experience serving the IVR market. The Company's systems enable callers to use a touch-tone telephone to access information in an organization's computer database for a variety of transactions including accessing bank, mutual fund, or brokerage account data; checking the status of insurance claims or tax filings; obtaining loan or credit card rates; registering for college courses; and retrieving descriptions of products or services.

                                 THE OFFERING

Shares Offered by the Selling Stockholders  ........... 1,100,000 shares
Shares Outstanding Immediately After the Offering  ...  13,625,132 shares (1)
Nasdaq National Market Symbol  .......................  PERI
Proceeds  ............................................  The Company will not receive any proceeds of the offering.

------
(1) Excludes (i) 136,832 shares of Common Stock issuable upon the exercise of outstanding options granted by the Company under its 1986 Incentive Stock Option Plan (the "1986 Plan") at exercise prices between $0.75 and $1.67 per share; (ii) 1,200,000 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, of which options to purchase 536,200 are outstanding at exercise prices between $7.00 and $18.00 per share; and (iii) 200,000 shares of Common Stock reserved for issuance under the Company's 1995 Non-Employee Director Stock Option Plan, of which options to purchase 50,000 shares are outstanding at exercise prices between $8.87 and $13.25 per share. See "Description of Capital Stock."

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             Three Months Ended
                                               Fiscal Year Ended May 31,                         August 31,
                               ----------------------------------------------------------  ----------------------
                                 1992        1993         1994      1995(1)       1996        1995         1996
                               ---------   ---------    ---------   ---------   ---------   ---------    ---------
Statement of Earnings Data:
   Total revenues ..........    $33,703     $39,398     $51,485     $64,777      $88,803     $17,544     $23,259
   Gross profit ............     17,444      18,971      25,084      32,704       45,049       8,869      11,933
   Earnings from operations .     2,820       1,503       4,874       6,874       14,529       2,392       3,348
   Net earnings ............      1,469         543       1,951       3,184        9,215       1,450       2,315
   Net earnings per common and
     common equivalent share
     (2)(3)  ...............    $  0.16     $  0.05     $  0.21     $  0.33      $  0.69     $  0.12     $  0.17
   Weighted average common and
     common equivalent shares
     outstanding (2)(3)  ...      9,330       7,864       9,228       9,778       13,260      12,558      13,982

                                                            August 31, 1996
                                                            ---------------
Balance Sheet Data:
   Working capital .....................................        $50,088
   Total assets ........................................         78,555
   Total debt ..........................................             --
   Common stockholders' equity..........................         61,222

------
(1) On February 1, 1995, the Company accelerated the vesting of all outstanding stock options under its 1986 Incentive Stock Option Plan (the "1986 Plan"), thereby allowing all such options to be fully vested at such date. The Company also relinquished its right to repurchase shares obtained by employees under the 1986 Plan. As a result, the Company recorded a nonrecurring, non-cash compensation charge of approximately $1.25 million, or $0.13 per share.

(2) On September 20, 1996, the Board of Directors approved a two-for-one stock split of the Company's Common Stock in the form of a stock dividend to be paid on October 31, 1996 to holders of record at the close of business on October 15, 1996. Earnings per common and common equivalent share and weighted average number of common and common equivalent shares outstanding have been adjusted to reflect the stock split.


(3) Net earnings per common and common equivalent share has been computed by dividing net earnings, after reduction for preferred stock dividends, when applicable, by the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares included in the computation represent common shares and equivalent shares attributable to convertible preferred stock, when applicable, and dilutive common equivalent shares from stock options (using the treasury stock method).

                                 RISK FACTORS

   In addition to the other information contained or incorporated by reference in this Prospectus, the following investment considerations should be considered carefully by prospective investors in evaluating the Company, its business and an investment in the shares of Common Stock offered by this Prospectus. This Prospectus contains or incorporates by reference forward-looking statements which involve risks and uncertainties. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, product development, business strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

   Variability of Quarterly Results; Limited Backlog. The Company's quarterly operating results may fluctuate as a result of a variety of factors, including the length of the sales cycle, the timing of orders from and shipments to customers, delays in development and customer acceptance of custom software applications, product development expenses, new product introductions or announcements by the Company or its competitors, levels of market acceptance for new products and the hiring and training of additional staff as well as general economic conditions. Historically, the size and timing of the Company's sales transactions, including international sales, have varied substantially from quarter to quarter, and the Company expects such variations to continue in future periods. The Company is typically able to deliver an IVR system within 60 days of receipt of the order and therefore, does not customarily have a significant long-term backlog. Because a significant portion of the Company's overhead is fixed in the short-term, the Company's results of operations may be materially adversely affected if revenues fall below the Company's expectations. During the fiscal year ended May 31, 1996, 30.1% of the Company's system sales and 37.3% of the Company's net earnings occurred in the Company's fourth fiscal quarter. Generally, the Company's inventory of computer hardware is determined by the Company's forecasts of sales during future periods. If management's forecasts of product sales and product mix prove to be substantially inaccurate, the Company may not have the necessary inventory available to deliver systems in a timely manner which may have a material adverse effect on the Company's results of operations during such period.

   Highly Competitive Market Environment. The market for IVR and automated transaction processing systems is highly competitive. Certain of the Company's competitors have substantially greater financial, technical, marketing and sales resources than the Company. There can be no assurance that the Company's present or future competitors will not exert increased competitive pressures on the Company. In particular, the Company may in the future experience pricing pressures as the markets in which it competes mature, as new technologies are introduced or for other reasons, and such price competition could adversely affect the Company's market share and results of operations. In addition, many suppliers of voice mail systems and telecommunications systems have added IVR capabilities to some of their product offerings and offer IVR systems as a component or add-on of an overall sale of a voice mail system or a telecommunications switch. The Company also competes with providers of internet-based systems for transaction processing applications. Such internet-based systems may provide an alternative means of allowing customers to interact with computer-based information, thereby reducing the need for the Company's systems in certain markets. Although the Company believes it has certain marketing, technical and other advantages over many of its competitors, maintaining such advantages will require continued investment by the Company in product innovation and development, as well as in sales, marketing and customer support. There can be no assurance that the Company will be successful in such efforts. If the Company is unable to maintain such advantages, it may have a material adverse effect on the Company's results of operations.

   Risk of Rapid Technological Change and New Product Introduction. The market for IVR and automated transaction processing systems is characterized by rapid continual technological change and improvements in hardware and software technology and in the features and capabilities of these systems. The Company's future success depends upon its ability to introduce new products and to add new features and enhancements to its existing systems that keep pace with technological and market developments, and that address the increasingly sophisticated and demanding needs of its customers. In order to remain competitive, the Company expects to continue to expend significant resources for research and development.

There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, product modifications or enhancements or new products that respond to technological advances by others, or that such new or enhanced products or features will adequately and competitively address the needs of the marketplace.

   A portion of the Company's IVR systems sales depends, in part, upon customers' belief that the Company's UNIX and RISC-based systems offer more performance, features and benefits than PC-based systems offered by certain of the Company's competitors. As PC hardware and operating system software become more powerful, however, the capabilities of PC-based IVR systems are likely to increase and may become increasingly competitive alternatives to the Company's products in mid-size and large scale installations.

   The Company's software products, like software programs generally, may contain undetected errors or bugs when introduced, or as new versions are released. While the Company's current products have not experienced post-release software errors that have had a significant financial or operational impact on the Company, there can be no assurance that such problems will not occur in the future, particularly as the Company's systems continue to become more complex and sophisticated. Such defective software may result in loss of or delay in market acceptance of the Company's products, warranty liability or product recalls.

   Risk of International Sales. System sales to customers outside the U.S. accounted for approximately 34%, 35%, 36% and 26% of the Company's total system sales in the fiscal years ended May 31, 1994, 1995 and 1996 and the three months ended August 31, 1996, respectively. System sales to customers outside the United States, as a percentage of the Company's overall sales, fluctuate signficantly on a quarterly basis, and the percentage of such sales in a particular quarter may not be indicative of the percentage of international sales for the full fiscal year. The Company's international business is subject to a number of risks, including compliance with special national telecommunications standards and regulatory requirements, export regulations, currency exchange rates, tariffs and other barriers, difficulties in staffing and managing foreign subsidiary operations, potentially adverse tax consequences, longer payment cycles, greater difficulty in accounts receivable collections and specialized inventory requirements applicable to particular foreign countries. There can be no assurance that these factors will not have an adverse impact on the Company's future international sales or operating results. The Company does not currently engage in international currency hedging transactions. To the extent the Company is unable to match revenue received in foreign currencies with expenses paid in the same currency, it is exposed to possible losses on international currency transactions. Included in the Company's net earnings of $9.2 million for the fiscal year ended May 31, 1996 was a foreign exchange loss of approximately $0.3 million. Such foreign exchange loss consisted primarily of unrealized foreign exchange gains and losses resulting from the currency remeasurement of the financial statements (primarily inventories, accounts receivable and intercompany debt) of the Company's foreign subsidiaries into U.S. dollars.

   Risk of Industry Concentration. In fiscal 1996 and for the three months ending August 31, 1996, approximately 37% and 24% of the Company's worldwide system sales were to customers in the telecommunications industry and 36% and 33% of system sales were to U.S. customers within the financial services industry. Although the Company is broadening its vertical market focus to include additional industries such as government, higher education, healthcare services, transportation, electric and water utilities and distribution companies, it expects that it will continue to derive a substantial percentage of its system sales from telecommunications and financial services businesses. Accordingly, unfavorable economic conditions or factors that relate to these industries, particularly any such conditions that might result in reductions in capital expenditures by the Company's target customers, could have a material adverse affect on the Company's results of operations. The Company believes that in recent periods certain of its competitors have experienced results below their expectations particularly with respect to certain of their telecommunications customers. There can be no assurance that the Company will not experience similar difficulties with its telecommunications customers (or other vertical market customers) in future periods. During fiscal 1996 and the three months ended August 31, 1996, sales to governmental customers represented 13% and 25%, respectively, of system sales. The system sales to governmental customers in the three months ended August 31, 1996 reflect the delivery in that quarter of an unusually large system to one governmen-tal customer. System sales to any particular vertical market fluctuate as a percentage of total sales from quarter to quarter. As such, the percentage of sales to any particular vertical market in any given quarter may not be indicative of the percentage of sales for the full fiscal year. Future reductions in the budgets of government entities could result in reductions in capital expenditures by these potential customers. In addition, the Company has experienced longer payment cycles with its government customers than it typically has with customers in other vertical markets.

   Limited Protection of Proprietary Technology. The Company's success is heavily dependent upon its proprietary software technology. The Company has no patents; consequently it relies on a combination of copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and license agreements to protect its proprietary software technology. Nonetheless, there can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior software technology. The Company from time to time receives correspondence alleging that its products may infringe patents held by third parties. The Company believes that its products and other proprietary rights do not infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. There also can be no assurance that the Company will be able to obtain licenses to disputed third party technology or that such licenses, if available, would be available on commercially reasonable terms. The Company is aware that certain segments of the voice processing industry, particularly voice mail/voice messaging systems, are affected by active and costly litigation. There can be no assurance that as the Company's interactive transaction processing systems evolve and provide features which extend their uses and capabilities, possibly to include certain voice mail/voice messaging and/or additional internet-related features, the Company will not become involved in, or otherwise be affected by, litigation which may or may not be meritorious.

   Dependence on Suppliers. In certain instances, despite the availability of multiple supply sources, the Company elects to procure certain components or parts from a single source to maintain quality control or to develop a strategic relationship with a supplier. Although the Company has entered into long-term supply contracts with certain of its vendors, the Company has no assurance that components and parts will be available as required, or that prices of such components and parts will not increase. In certain instances the manufacture of components used by the Company in its products has been discontinued by suppliers and the Company has been required to seek functionally similar substitutes or substantially increase its inventories of these discontinued components for its future use. If the Company were to experience significant delays, interruptions, discontinuations or reductions in the supply of certain components and parts purchased from suppliers, the Company's results of operations could be materially adversely affected.

   Dependence on Key Personnel. The Company's success during the foreseeable future will depend largely upon the continued services of its executive officers, each of whom has entered into an employment agreement with the Company. Each employment agreement contains non-competition covenants that extend for a period of up to two years following termination of employment. The Company does not have key-man life insurance on its executive officers. The Company's success also depends in part on its ability to attract and retain qualified managerial, technical and sales and marketing personnel. The Company's results of operations could be materially adversely affected if the Company were unable to attract, hire, assimilate and train these personnel in a timely manner.

   Anti-Takeover Provisions and Rights Plan. Certain "anti-takeover" provisions of the Delaware General Corporation Law, among other matters, restrict the ability of certain stockholders to effect a merger or business combination or obtain control of the Company. In addition, the Company's By-Laws provide for a classified Board of Directors with staggered three-year terms. The Company has an authorized class of 1,000,000 shares of preferred stock, which may be issued by the Board of Directors on such terms and with such rights, preferences and designations as the Board of Directors may determine, without further stockholder action. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deferring or preventing a change in control of the Company. On July 15, 1996, the Board of Directors of the Company approved a Rights Plan designed to protect stockholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other takeover tactics which the Board of Directors believes may be abusive and not in the best interests of stockholders. The implementation of the Rights Plan increases the Board of Directors' power in the event of an unsolicited proposal by giving the Board of Directors more time and the opportunity to evaluate an offer and exercise its good faith business judgment to take appropriate steps to protect and advance stockholder interests by negotiating with the bidder, auctioning the Company, implementing a recapitalization or restructuring designed as an alternative to the offer, or taking other action.

   Potential Volatility of Stock Price. The market price of the shares of the Company's Common Stock may be highly volatile. Factors such as fluctuations in the Company's quarterly operating results, announcements of technological innovations or new commercial products by the Company or its competitors, and conditions in the markets in which the Company and its customers compete may have a significant effect on the market price and marketability of the Common Stock. Prices for many technology company stocks, including the Common Stock, may fluctuate widely as a result of the factors cited above or for reasons that are not directly related to the operating performance of such companies, including general fluctuations in stock prices and changes in earnings estimates or recommendations by securities analysts. See "Price Range of Common Stock."

                                 THE COMPANY

   Periphonics develops, builds, markets and supports high performance, automated interactive transaction processing systems that facilitate interaction with computer databases using a touch-tone telephone, speech input and output, Web browsers and fax output. The Company's interactive voice response ("IVR") and transaction processing systems are based on industry-standard open architecture computer hardware and operating system software which, in combination with its own proprietary technology, address the needs of mid-size and large scale customer installations. The Company is an established leader within the mid-size and large scale segments of the IVR industry, having installed systems with over 150,000 ports since 1988, and with over 25 years of experience serving the IVR market. The Company's systems enable callers to use a touch-tone telephone to access information in an organization's computer database for a variety of transactions including accessing bank, mutual fund, or brokerage account data; checking the status of insurance claims or tax filings; obtaining loan or credit card rates; registering for college courses; and retrieving descriptions of particular products or services.

   Periphonics focuses its resources on the needs of specific vertical markets in North America including telecommunications, financial services, government and higher education and on selected international markets. This focus enables the Company to demonstrate its commitment to these markets and to identify and offer new features and services that meet the changing IVR and transaction processing needs of those market segments. Periphonics systems have been implemented by a wide variety of customers including many of the major telecommunications and financial services companies worldwide. The Company markets its products through direct sales, marketing and pre-sales technical support personnel deployed in 15 cities across the U.S., as well as in Canada, Mexico, Germany, the United Kingdom and Singapore.

   IVR and automated transaction processing systems represent an increasingly important element in the telecommunications and data processing infrastructure for many customer service-oriented organizations. These systems enable businesses and other organizations to offer their customers 24-hour access to information, to provide new revenue generating services, to better utilize the capabilities and capacities of their telephone and computer systems, to increase the productivity of their customer support staffs and to thereby offer better services to customers in less time and at a lower cost.

   Based on information available from Dataquest, the Company believes that sales of IVR systems in the United States have grown at a compound annual rate of 19% from approximately $475 million in 1991 to approximately $939 million in 1995. The Company believes that sales of mid-to-large scale IVR systems have grown at least as fast as the overall market during this period and that the growth in the sale of IVR systems has been due to several factors, including improvements in product features, public acceptance of IVR systems as a means for obtaining information or executing transactions, and competitive pressures on organizations to offer improved customer service while reducing costs.

   The Company's products consist of a family of scalable systems called the VPS Series, which can be configured for small (4-16 ports), mid-size (20 to 128 ports) and large scale installations (up to 960 ports) or as a network of multiple systems configured to handle thousands of telephone ports. Periphonics has developed its systems to run on industry-standard RISC-based hardware and the UNIX operating system in order to take advantage of the continual performance improvements and price reductions of industry-standard computer systems. This allows the Company to focus its product development efforts on expanding its systems' IVR and transaction processing features and interfaces to a broad array of telephone switches and mainframe and client/server computer and database systems. The highly scalable architecture of the Company's systems readily accommodates expansion and upgrades while preserving a customer's original investment and extending the useful life of installed systems.

   Most IVR installations require customized application software. Therefore, Periphonics maintains a skilled staff of programmers which utilizes proven project-management techniques to develop customer applications in a timely and economical manner. This is often an important factor in the Company's selection as the supplier of large scale, turnkey IVR systems. The Company also licenses its software tools to support customers that develop application programs with their own staff. Reflecting the mission-critical nature of many of the applications based on the Company's IVR products, Periphonics offers direct maintenance and support services 24-hours per day. The Company believes that it has one of the largest technical support and field service organizations dedicated solely to IVR maintenance.

   The Company's principal facilities and executive offices are located at 4000 Veterans Memorial Highway, Bohemia, New York 11716, its telephone number is (516) 468-9000 and its web-site address is www.peri.com. Information contained in the Company's Web site shall not be deemed to be a part of this Prospectus.

                               USE OF PROCEEDS

   The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                         PRICE RANGE OF COMMON STOCK

   The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PERI." The following table sets forth, for the periods indicated, the range of high and low sale prices, by quarter, for the Common Stock as reported by the Nasdaq National Market.

                                                            Price Range
                                                      ------------------------
                                                       High             Low
                                                      --------         -------
Fiscal 1995
Fourth Quarter Ended May 31, 1995  ..........         $ 8 5/8          $ 7 3/8
Fiscal 1996
First Quarter Ended August 31, 1995  ........          12 1/4            7 3/8
Second Quarter Ended November 30, 1995  .....          14 3/4           11 3/4
Third Quarter Ended February 29, 1996  ......          13 7/8           10 1/2
Fourth Quarter Ended May 31, 1996  ..........          18               10 3/8
Fiscal 1997
First Quarter Ended August 31, 1996  ........          20 1/8           12 7/8
Second Quarter (through October 24, 1996)  ..          21               16 1/2

   All sales prices have been adjusted to reflect the 2-for-1 stock split to be effected as a stock dividend payable on October 31, 1996 to shareholders of record on October 15, 1996.

   On October 24, 1996, the last reported sale price of the Company's Common Stock as reported on the Nasdaq National Market was 18.125, as adjusted to reflect the 2-for-1 stock dividend payable on October 31, 1996.

                               DIVIDEND POLICY

   Since its initial public offering in 1995, the Company has not paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain its earnings to finance future growth of its business.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data as of and for each of the five fiscal years in the period ended May 31, 1996 has been derived from the audited consolidated financial statements of the Company. The report of Deloitte & Touche LLP, independent auditors, as of May 31, 1995 and 1996, and for each of the three years in the period ended May 31, 1996 is included in the Form 10-K for the year ended May 31, 1996, incorporated by reference herein.

   The selected consolidated financial data for the three month periods ended August 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for the three months ended August 31, 1996 are not necessarily indicative of the results to be expected for the fiscal year ending May 31, 1997. The selected consolidated financial data should be read in conjunction with and is qualified in its entirety by, the Company's consolidated financial statements, related notes and other financial information included in the Form 10-K for the year ended May 31, 1996, and the Form 10-Q for the quarter ended August 31, 1996 incorporated by reference herein.

                                                                                                       Three Months Ended
                                                         Fiscal Year Ended May 31,                         August 31,
                                         ----------------------------------------------------------  ----------------------
                                           1992        1993         1994        1995        1996        1995         1996
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
                                                               (in thousands, except per share data)
Statement of Earnings Data:
System sales  ........................    $24,787     $29,906     $41,192     $51,747      $71,800     $13,887     $17,755
Service revenues  ....................      8,916       9,492      10,293      13,030       17,003       3,657       5,504
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
 Total revenues  .....................     33,703      39,398      51,485      64,777       88,803      17,544      23,259
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Cost of system sales  ................     10,055      13,677      18,653      23,686       32,798       6,408       8,022
Cost of service revenues  ............      6,204       6,750       7,748       8,387       10,956       2,267       3,304
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
 Total cost of revenues  .............     16,259      20,427      26,401      32,073       43,754       8,675      11,326
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Gross profit  ........................     17,444      18,971      25,084      32,704       45,049       8,869      11,933
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Selling, general and administrative  .     11,309      13,062      15,249      18,749       22,587       4,865       6,165
Research and development  ............      3,315       4,406       4,961       5,831        7,933       1,612       2,420
Non-recurring, noncash compensation
  charge (1) .........................         --          --          --       1,250           --          --          --
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
 Total operating expenses  ...........     14,624      17,468      20,210      25,830       30,520       6,477       8,585
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Earnings from operations  ............      2,820       1,503       4,874       6,874       14,529       2,392       3,348
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Interest expense  ....................       (617)       (673)       (936)       (992)          --          --          --
Interest and other income  ...........        242         117         159         170          885         191         329
Foreign exchange gain (loss)  ........         22         175        (464)         88         (345)       (125)        118
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
 Total other (expenses) income  ......       (353)       (381)     (1,241)       (734)         540          66         447
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Earnings before provision for income
  taxes and cumulative effect of
  change in accounting principle .....      2,467       1,122       3,633       6,140       15,069       2,458       3,795
Provision for income taxes  ..........        998         579       1,599       2,956        5,854       1,008       1,480
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Earnings before cumulative effect of
  change in accounting principle .....      1,469         543       2,034       3,184        9,215       1,450       2,315
Cumulative effect of change in
  accounting principle (2) ...........         --          --          83          --           --          --          --
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Net earnings  ........................    $ 1,469     $   543     $ 1,951     $ 3,184      $ 9,215     $ 1,450     $ 2,315
                                         =========   =========    =========   =========   =========   =========    =========
Earnings per common and common
  equivalent share (3)(4):
Earnings before cumulative effect of
  change in accounting principle .....    $  0.16     $  0.05     $  0.22     $  0.33      $  0.69     $  0.12     $  0.17
Cumulative effect of change in
  accounting principle (2) ...........         --          --       (0.01)         --           --          --          --
                                         ---------   ---------    ---------   ---------   ---------   ---------    ---------
Earnings per common share  ...........    $  0.16     $  0.05     $  0.21     $  0.33      $  0.69     $  0.12     $  0.17
                                         =========   =========    =========   =========   =========   =========    =========
Weighted average number of common and
  common equivalent shares (3)(4) ....      9,330       7,864       9,228       9,778       13,260      12,558      13,982
                                         =========   =========    =========   =========   =========   =========    =========

                                                                 May 31,                                 August 31,
                                        ---------------------------------------------------------  ----------------------
                                          1992       1993         1994        1995        1996        1995         1996
                                        --------   ---------    ---------   ---------   ---------   ---------    ---------
                                                              (in thousands, except per share data)
Balance Sheet Data:
Working capital  ....................   $ 9,228     $14,574     $13,837     $27,550      $48,476     $29,010     $50,088
Total assets  .......................    21,439      28,460      33,714      47,722       75,103      50,166      78,555
Total debt  .........................     5,439      11,285      10,032          --           --          --          --
Redeemable cumulative convertible
  preferred stock issued by subsidiary    1,215       1,215       1,215       1,215           --       1,215          --
Redeemable cumulative convertible
  preferred stock ...................     4,500       4,500       4,500          --           --          --          --
Common stockholders' equity  ........     4,729       5,337       6,289      33,576       58,781      35,182      61,222


------
(1) On February 1, 1995, the Company accelerated the vesting of all outstanding stock options under its 1986 Incentive Stock Option Plan (the "1986 Plan"), thereby allowing all such options to be fully vested at such date. The Company also relinquished its right to repurchase shares obtained by employees under the 1986 Plan. As a result, the Company recorded a non-recurring, noncash compensation charge of approximately $1.25 million, or $0.13 per share.

(2) During fiscal 1994, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

(3) On September 20, 1996, the Board of Directors approved a two-for-one stock split of the Company's Common Stock in the form of a stock dividend to be paid on October 31, 1996 to holders of record on October 15, 1996. Earnings per common and common equivalent share and weighted average number of common and common equivalent shares outstanding have been retroactively adjusted to reflect the stock split.


(4) Earnings per common and common equivalent share has been computed by dividing net earnings, after reduction for preferred stock dividends, when applicable, by the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares included in the computation represent common equivalent shares from convertible preferred stock, when applicable, and dilutive common equivalent shares from stock options (using the treasury stock method).

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED AUGUST 31, 1995 AND 1996

   Total Revenues. Total revenues increased by 32.6% to $23.3 million in the three months ended August 31, 1996 from $17.5 million in the three months ended August 31, 1995. System sales increased by 27.9% to $17.8 million in the three months ended August 31, 1996 from $13.9 million in the three months ended August 31, 1995. The increase in system sales was primarily due to an increase in unit sales volume. Service revenues increased by 50.5% to $5.5 million in the three months ended August 31, 1996 from $3.7 million in the three months ended August 31, 1995, primarily due to the addition of more units to the service base as well as an increase in installation revenues.

   Gross Profit. The Company's gross profit increased by $3.0 million, or 34.5%, to $11.9 million in the three months ended August 31, 1996 from $8.9 million in the three months ended August 31, 1995. Gross profit as a percentage of total revenues increased to 51.3% in the three months ended August 31, 1996 from 50.6% in the three months ended August 31, 1995. Gross profit on system sales increased by $2.3 million, or 30.1%, to $9.7 million in the three months ended August 31, 1996 from $7.5 million in the three months ended August 31, 1995. The gross margin on system sales increased to 54.8% in the three months ended August 31, 1996 from 53.9% in the three months ended August 31, 1995. The Company attributes this increase primarily to manufacturing and productivity efficiencies of scale resulting from increased sales volume during the period. Gross profit on service revenues increased by $0.8 million, or 58.3%, to $2.2 million in the three months ended August 31, 1996 from $1.4 million in the three months ended August 31, 1995. Gross margin on service revenues increased to 40.0% in the three months ended August 31, 1996 from 38.0% in the three months ended August 31, 1995. This increase was attributable to higher installation revenues and an increase in the service base.

   Selling, General and Administrative Expenses. Selling, General and Administrative ("SG&A") expenses were $6.2 million and $4.9 million for the three months ended August 31, 1996 and 1995, respectively, or 26.5% and 27.7% of total revenues, respectively. The increase in the dollar amount of SG&A expenses was primarily due to both the continued expansion of the Company's sales effort in domestic and international markets and to increases in SG&A expenses necessary to support the increased level of sales. SG&A expenses decreased as a percentage of total revenues due to the Company's ability to leverage certain fixed expenses over its growing revenue base.

   Research and Development Expenses. Research and Development ("R&D") expenses were $2.4 million and $1.6 million for the three months ended August 31, 1996 and 1995, respectively, or 10.4% and 9.2% of total revenues, respectively. The increase in the dollar amount of R&D expenses reflects the continued expansion of the Company's R&D staff which increased to 100 from 79 between August 31, 1995 and August 31, 1996. R&D expenses are charged to operations as incurred, and no software development costs have been capitalized. The Company expects the dollar amount of R&D expenditures to continue to increase, although such expenses as a percentage of total revenues will vary from period to period.

   Other Income (Expense). Other income was $0.4 and $0.1 million for the three months ended August 31, 1996 and 1995 respectively. Interest and other income increased to $0.3 million in the three months ended August 31, 1996 from $0.2 million in the three months ended August 31, 1995 primarily due to increased cash balances. The Company had a foreign exchange gain of $0.1 million for the three months ended August 31, 1996 compared to a foreign exchange loss of $0.1 million for the three months ended August 1995. To the extent the Company is unable to match revenue received in foreign currencies with expense paid in the same currency it is exposed to fluctuations on international currency transactions.

   Income Taxes. Variations in the customary relationship between the provision for income taxes and the statutory federal income tax rate primarily result from foreign subsidiaries' net operating losses which did not produce current tax benefits, the utilization of research and development tax credits and state and local income taxes. The Company's effective income tax rates were 39.0% and 41.0% for the three months ended August 31, 1996 and 1995, respectively.

   Foreign Operations. The Company's European subsidiary operated at approximately a $0.4 million loss during the three months ended August 31, 1996 as compared to approximately break-even during the three months ended August 31, 1995. The increase in such losses was attributed to a decrease in the gross margin and increase in the dollar amount of SG&A expenses to support the expansion of the sales and marketing effort in the three months ended August 31, 1996. Transfers from the Company's North American operations to its European subsidiary are accounted for at cost, plus a reasonable profit.

FISCAL YEARS ENDED MAY 31, 1995 AND 1996

   Total Revenues. Total revenues increased by 37.1%, from $64.8 million in fiscal 1995 to $88.8 million in fiscal 1996. System sales increased by 38.8%, from $51.7 million in fiscal 1995 to $71.8 million in fiscal 1996. The increase in system sales was due to a 35.8% increase in domestic sales and a 44.5% increase in international sales and was in part related to the introduction of the VPS/is system, a new RISC and UNIX based product. The increase in system sales was primarily due to increases in unit sales volume. Service revenues increased by 30.5%, from $13.0 million in fiscal 1995 to $17.0 million in fiscal 1996, primarily due to the addition of units to the service base, as well as an increase in installation revenues.

   Gross Profit. The Company's gross profit increased by $12.3 million from $32.7 million in fiscal 1995 to $45.0 million in fiscal 1996. Gross profit as a percentage of total revenues increased from 50.5% in fiscal 1995 to 50.7% in fiscal 1996. Gross profit on system sales increased by $10.9 million, or 39.0%, from $28.1 million in fiscal 1995 to $39.0 million in fiscal 1996. Gross margin on system sales increased from 54.2% in fiscal 1995 to 54.3% in fiscal 1996. Gross profit on service revenues increased by $1.4 million, or 30.2%, from $4.6 million in fiscal 1995 to $6.0 million in fiscal 1996. Gross margin on service revenues was 35.6% in both fiscal 1995 and fiscal 1996.

   Selling, General and Administrative Expenses. SG&A expenses were $18.7 million and $22.6 million for fiscal 1995 and 1996, respectively, or 28.9% and 25.4% of total revenues, respectively. The increase in the dollar amount of the SG&A expenses was primarily due to expansion of the sales effort in both domestic and international markets, increased sales commissions due to the significant increase in revenues and increases in expenses to support the increased level of sales. SG&A expenses decreased as a percentage of total revenues due to the Company's ability to leverage certain fixed expenses over its growing revenue base.

   Research and Development Expenses. R&D expenses were $5.8 million and $7.9 million for fiscal 1995 and 1996, respectively, or 9.0% and 8.9% of total revenues, respectively. The increase in the dollar amount of research and development expense reflects the continued expansion of the Company's R&D staff which increased from 69 to 101 between May 31, 1995 and 1996.

   Non-recurring Noncash Stock Option Compensation Expense. On February 1, 1995, the Company accelerated the vesting on all outstanding stock options under its 1986 Incentive Stock Option Plan ("the 1986 Plan"), thereby allowing all such options to be fully vested at such date. The Company also relinquished its right to repurchase shares obtained by employees under the 1986 Plan. As a result, the Company recorded a non-recurring noncash compensation charge of approximately $1.25 million, equal to the difference between the formula price as of February 1, 1995 (which was calculated utilizing a formula based upon the book value of the Company's Common Stock) of all outstanding stock options issued subsequent to January 28, 1988 and their estimated value on February 1, 1995 (based upon the initial public offering price of the Company's Common Stock).

   Other Income (Expense). Other income was $0.5 million for fiscal 1996 as compared to other expense of $0.7 million in fiscal 1995. Interest expense decreased from $1.0 million in fiscal 1995 to $0.0 in fiscal 1996, due to the elimination of debt by the use of proceeds from the Company's initial public offering. Interest income was $0.2 million and $0.9 million in fiscal 1995 and fiscal 1996. Foreign exchange gain (loss) decreased from a gain of $0.1 million in fiscal 1995 to a loss of $0.4 million in fiscal 1996.

   Income Taxes. Variations in the customary relationship between the provision for income taxes and the statutory income tax rate primarily result from foreign subsidiaries' net operating losses which did not produce current tax benefits, the utilization of research and development tax credits and state and local income taxes. The Company's effective income tax rates were 48.1% and 38.8% for fiscal 1995 and fiscal 1996, respectively. Excluding the effect of the non-recurring noncash compensation charge the effective income tax rate for fiscal 1995 would have been 40.0%.

   Foreign Operations. The Company's European subsidiary had an operating profit of $0.8 million during fiscal 1996 as compared to an operating loss of $0.2 million during fiscal 1995. The increase in profitability was primarily due to an increase in the gross margin on increased system sales. Transfers from the Company's North American operations to its European subsidiary are accounted for at cost, plus a reasonable profit. The cost of revenues for the Company's European subsidiary includes approximately $0.9 million and $0.6 million of intercompany gross profit earned by the Company's North American operations on system sales by the European subsidiary to third parties during fiscal 1995 and fiscal 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's principal cash requirement to date has been to fund working capital and capital expenditures in order to support the growth in revenues. Historically, the Company has primarily financed this requirement through cash flow from operations, bank borrowings and two public offerings of the Company's Common Stock in 1995, which resulted in an aggregate of $41,100,000 of net proceeds to the Company. Cash flow from operations was $2.4 million for the three months ended August 31, 1996 and $9.6 million for the year ended May 31, 1996. At August 31, 1996, the Company had working capital of $50.1 million, including $28.4 million of cash and cash equivalents and short-term investments.

   The average days sales outstanding (calculated by dividing the net accounts receivable at the balance sheet date for each period by the average sales per day during the quarter immediately preceding the balance sheet date) were approximately 93 days and 83 days at August 31, 1996 and May 31, 1996, respectively. The Company attributes the increase in days' sales outstanding primarily to increased sales to government agencies which generally have longer payment cycles. To the extent the Company's sales mix continues to shift towards government agencies, the average day's sales outstanding is expected to increase.

   The Company's inventory as of August 31, 1996 and May 31, 1996 was $13.1 million and $11.1 million respectively. The increase in inventory from May 31, 1996 to August 31, 1996 reflects an investment by the Company to support future sales growth.

   In January 1995, the Company increased its line of credit to $8.0 million with interest charged at the prime rate plus 0.25%. The line of credit expires on November 30, 1996. As of August 31, 1996, the Company had no borrowings under this line of credit. The Company is presently negotiating to increase, extend and restructure the line of credit to a revolving line of credit, with a term loan option.

   The Company made capital expenditures totaling $1.5 million and $0.7 million during the three months ended August 31, 1996 and 1995, respectively. The Company expects that its capital expenditures in the current fiscal year for facilities expansion, possible technology licenses and acquisitions, and additional computer equipment utilized for development and testing of the Company's products, will be substantially greater than its capital expenditures in the prior several years.

   The Company believes that its existing sources of working capital and borrowings available under its revolving line of credit will be sufficient to fund its operations and capital expenditures for at least 12 months.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus, as adjusted to reflect the 2-for-1 stock dividend to be paid on October 31, 1996, and the sale of the shares of Common Stock offered hereby, by (i) each person who is known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's Named Executives, (iii) each of the selling stockholders and (iv) all Executive Officers and Directors of the Company as a group.

                                               Shares Beneficially                            Shares Beneficially
      Name and Address of Beneficial             Owned Prior to        Shares To Be Sold          Owned After
               Owner (1) (2)                      Offering (2)          In Offering (3)          Offering (3)
 -----------------------------------------  ------------------------    -----------------  ------------------------
                                               Number       Percent                           Number       Percent
                                             -----------   ---------    -----------------   -----------   ---------
Peter J. Cohen (4)  ......................      916,490       6.7%           296,962          619,528        4.5%
George W. Cole  ..........................      550,750       4.0%           178,454          372,296        2.7%
Richard A. Daniels (4)  ..................      780,228       5.7%           252,808          527,420        3.9%
Terence Meehan  ..........................      367,166       2.7%           118,968          248,198        1.8%
Kevin J. O'Brien  ........................      367,166       2.7%           118,968          248,198        1.8%
Jayandra Patel  ..........................      413,060       3.0%           133,840          279,220        2.0%
Edward Blum (5)  .........................        6,250          *             --               6,250           *
Peter Breitstone (5)  ....................        6,250          *             --               6,250           *
GeoCapital Corporation (1)  ..............      869,400       6.4%             --             869,400        6.4%
OppenheimerFunds, Inc. (1)  ..............      740,800       5.4%             --             740,800        5.4%
All Executive Officers and Directors as a group
  (nine persons) (5)(6) ..................    3,535,360      25.9%         1,100,000        2,435,360       17.9%


------
* Less than 1%
(1) Unless otherwise indicated, all addresses are care of Periphonics Corporation, 4000 Veterans Memorial Highway, Bohemia, New York 11716. GeoCapital Corporation's address is 767 Fifth Avenue, New York, New York 10153. OppenheimerFunds, Inc.'s address is Two World Trade Center, New York, New York 10048. Information with respect to GeoCapital Corporation and OppenheimerFunds, Inc. is based on the Schedule 13-G filing made by such companies as of June 30, 1996.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options. Each beneficial owner's percentage ownership is determined by assuming that options that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Prospectus have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(3) Assumes no exercise of the over-allotment option. The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 165,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, Messrs. Cohen, Cole, Daniels, Meehan, O'Brien and Patel will sell an additional 44,542, 26,768, 37,922, 17,846, 17,846 and 20,076 shares of Common Stock, respectively, and their percentage of beneficial ownership after the offering will be 4.2%, 2.5%, 3.6%, 1.7%, 1.7% and 1.9%, respectively.

(4) Of the shares beneficially owned by Mr. Cohen, 821,398 are held of record in a Grantor Retained Annuity Trust for the benefit of Mr. Cohen's children, of which Mr. Cohen is a co-trustee and retains voting and dispositive power with respect to the shares. All the shares being sold by Mr. Cohen are held of record in the Peter J. Cohen Grantor Trust. All 780,228 shares beneficially owned by Mr. Daniels are held of record in the Richard A. Daniels Grantor Retained Annuity Trust for the benefit of Mr. Daniels' children of which Mr. Daniels is the sole trustee.

(5) Does not include options to purchase 37,500 shares of Common Stock not exercisable within 60 days.

(6) Includes 120,500 shares subject to options exercisable within 60 days of this Prospectus.

                         DESCRIPTION OF CAPITAL STOCK

   The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. As of October 23, 1996, there were 13,625,132 shares of Common Stock (reflecting the 2-for-1 stock split in the form of a stock dividend payable on October 31, 1996) issued and outstanding held of record by 139 stockholders, and no shares of Preferred Stock are currently outstanding. As of October 23, 1996, there were outstanding options to purchase an additional 723,032 shares of the Company's Common Stock. At the Company's annual meeting on November 8, 1996 the shareholders will vote on a proposal to increase the authorized Common Stock to 30,000,000 shares.

COMMON STOCK

   Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders of the Company. Holders of shares of Common Stock will be entitled to receive dividends, subject to the superior rights of Preferred Stockholders, if any, when, as and if declared by the Board of Directors. The Company currently intends to retain all future earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Upon the dissolution, liquidation or sale of substantially all of the assets of the Company, after payment in full of all amounts required to be paid to creditors and subject to the rights, if any, of the holders of any Preferred Stock, the holders of the Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to its stockholders. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be sold in this offering will be, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

   The Company's Board of Directors may without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitation of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock.

   The ability of the Company's Board of Directors to issue Preferred Stock may delay or prevent a takeover or change in control of the Company. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of stockholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock.

RIGHTS PLAN

   On July 15, 1996, the Board of Directors of the Company approved a Rights Plan designed to protect stockholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other takeover tactics which the Board of Directors believes may be abusive and not in the best interests of stockholders. The implementation of the Rights Plan increases the Board of Director's power in the event of an unsolicited proposal by giving the Board of Directors more time and the opportunity to evaluate an offer and exercise its good faith business judgment to take appropriate steps to protect and advance stockholder interests by negotiating with the bidder, auctioning the Company, implementing a recapitalization or restructuring designed as an alternative to the offer, or taking other action.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;
(iii) for liability under Section 174 of the Delaware General Corporation Law (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit. The effect of this provision in the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of Directors under federal securities laws.

   The Company's By-Laws provide that the Company shall indemnify each Director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

   The Company carries insurance providing indemnification, under certain circumstances, to all of its directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. No sums have been paid to any past or present director or officer under this or any prior indemnification insurance policy.

   The Company has also entered into Indemnity agreements with all of its directors and executive officers. The Indemnity Agreements provide for indemnification of the Company's directors and executive officers to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware. The Indemnity Agreements also provide that the Company will pay any costs which an indemnitee actually and reasonably incurs because of any claims made against him by reason of the fact that he is or was a director or officer of the Company, except that the Company is not obligated to make any payment which the Company is prohibited by law from paying as indemnity, or where (a) a final determination is rendered on a claim based upon the indemnitee's obtaining a personal profit or advantage to which he was not legally entitled; (b) a final determination is rendered on the claim for an accounting of profits made in connection with a violation of Section 16(b) of the Securities Exchange Act of 1934, or similar state or common law provisions; (c) a claim where the indemnitee was adjudged to be deliberately dishonest; or (d) a final determination is rendered that indemnification is not lawful.

   Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

                                 UNDERWRITING

   The Company and the Selling Stockholders have entered into an Underwriting Agreement (the "Underwriting Agreement") with William Blair & Company, L.L.C. and Dain Bosworth Incorporated (the "Underwriters"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Selling Stockholders have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Selling Stockholders, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below:

                                                                  Number of
Underwriters                                                        Shares
 -----------------------------------                             -------------
William Blair & Company, L.L.C.  ...
Dain Bosworth Incorporated  ........
                                                                 -------------
     Total  ........................                              1,100,000
                                                                 =============

   In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement if any of the Common Stock being sold pursuant to the Underwriting Agreement (excluding shares covered by the over-allotment option granted therein) is purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-default Underwriters shall be increased or the Underwriting Agreement may be terminated.

   The Underwriters have advised the Selling Stockholders that they propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession of not more than $     per share.
Additionally, the Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to certain other dealers. After
the shares are released for sale to the public, the public offering price and other selling terms may be changed by the Underwriters.

   The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 165,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby. The additional shares purchased pursuant to this option shall be allocated among each of the Selling Stockholders in proportion to their total commitments to provide shares for this option.

   The Company and the Selling Stockholders have agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the written consent of the Underwriters, except for the Common Stock offered hereby.

   In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

   The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

   The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                LEGAL MATTERS

   The validity and issuance of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Ruskin, Moscou, Evans & Faltischek, P.C., Mineola, New York. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. As of the date of this Prospectus, certain members of Ruskin, Moscou, Evans & Faltischek, P.C., and members of their immediate family own, in the aggregate, approximately 15,200 shares of the Company's Common Stock.

                                   EXPERTS

   The financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended May 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-3 under the Act, with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and such exhibits and schedules. Statements in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected by anyone without charge at the principal office of the Commission at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and copies of all or any part of it may be obtained from the Commission upon payment of a prescribed fee. The Registration Statement, including the exhibits and schedules thereto, can also be accessed through the EDGAR terminals in the Commission's Public Interest Rooms in Washington, Chicago and New York or through the World Wide Web at http://www.sec.gov.

   The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street NW, Washington, D.C. 20549. The Company's Common Stock is quoted on the NASDAQ Stock Market and reports and other information concerning the Company may also be inspected and copies at the office of the NASDAQ Stock Market, Inc., 8513 Key West Avenue, Rockville, Maryland 20850.

   The Company furnishes Annual Reports to the holders of its securities which contain financial information which has been examined and reported upon, with an opinion expressed by, its independent certified public accountants.

   No dealer, sales representative or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy Common Stock by anyone in any jurisdiction in which such an offer or solicitation is not authorized, or in which the persons making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that the information contained herein is correct as of any date subsequent to its date.
                                    ------

                              TABLE OF CONTENTS

                                                                       Page
                                                                      --------
Documents Incorporated by Reference  .......                             2
Prospectus Summary  ........................                             3
Risk Factors  ..............................                             5
The Company  ...............................                             9
Use of Proceeds  ...........................                            10
Price Range of Common Stock  ...............                            10
Dividend Policy  ...........................                            10
Selected Consolidated Financial Data  ......                            11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...............................                            13
Principal and Selling Stockholders  ........                            16
Description of Capital Stock  ..............                            17
Underwriting  ..............................                            19
Legal Matters  .............................                            20
Experts  ...................................                            20
Additional Information  ....................                            20

                               1,100,000 SHARES


                                     LOGO


                                 COMMON STOCK
                                    ------
                                  PROSPECTUS
                                       , 1996
                                    ------
                           WILLIAM BLAIR & COMPANY
                                DAIN BOSWORTH
                                 Incorporated

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the estimated expenses payable in connection with the sale and distribution of the securities being registered, all of which will be paid by the Selling Stockholders.

                                                        Total
                                                    -------------
SEC Registration Fee  .....................          $  6,589.50
NASD Filing Fee  ..........................             2,674.54
Printing and Engraving Expenses ..........             50,000.00
Legal Fees and Expenses  ..................           115,000.00
Accounting Fees and Expenses  .............            40,000.00
Miscellaneous  ............................            60,735.96
                                                     -----------
  Total  ..................................          $275,000.00
                                                     ===========

INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its Directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as Directors and officers provided that this provision shall not eliminate or limit the liability of a Director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) arising under Section 174 of the Delaware General Corporation Law, or
(iv) for any transaction from which the director derived an improper personal benefit.

   The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the Directors and officers may be entitled under the Company' By-Laws, any agreement, vote of shareholders or otherwise.

   The Company's Amended and Restated Certificate of Incorporation eliminates the personal liability of Directors and officers to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law.

   The effect of the foregoing is to require the Company to indemnify its officers and Directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

   The Company carries insurance providing indemnification, under certain circumstances, to all of its directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. No sums have been paid to any past or present director or officer of the Company under this or any prior indemnification insurance policy.

   The Company has also entered into Indemnity Agreements with all of its directors and executive officers. The Indemnity Agreements provide for indemnification of the Company's directors and executive officers to the fullest extent permitted by the provisions of the General Corporation Law of the State of Delaware. The Indemnity Agreements also provide that the Company will pay any costs which an indemnitee actually and reasonably incurs because of any claims made against him by reason of the fact that he is or was a director or officer of the Company, except that the Company is not obligated to make any pay-ment which the Company is prohibited by law from paying as indemnity, or where (a) a final determination is rendered on a claim based upon the indemnitee's obtaining a personal profit or advantage to which he was not legally entitled; (b) a final determination is rendered on a claim for an accounting of profits made in connection with a violation of Section 16(b) of the Securities Exchange Act of 1934, or similar state or common law provisions; (c) a claim where the indemnitee was adjudged to be deliberately dishonest; or (d) a final determination is rendered that indemnification is not lawful.

   Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

1.1         Proposed Form of Underwriting Agreement
5.1*        Opinion and Consent of Ruskin, Moscou, Evans & Faltischek, P.C.
23.1        Consent of Deloitte & Touche LLP, Independent Auditors
23.2*       Consent of Ruskin, Moscou, Evans & Faltischek, P.C. (included in Exhibit 5.1)
25.1        Power of Attorney (included on signature page)

------
*To be filed by amendment.


UNDERTAKINGS

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and continued in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(b) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Act each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Bohemia, New York, on October 25, 1996

                                          PERIPHONICS CORPORATION
                                          By: /s/ Peter J. Cohen
                                              -------------------------------
                                                  Peter J. Cohen, President

Dated: October 25, 1996

   Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes each of Peter J. Cohen and Kevin J. O'Brien with full power of substitution to execute in the name of such person and to file any amendment or post effective amendment to this Registration Statement (or any Registration Statement filed pursuant to Rule 462) making such changes in this Registration Statement as the Registrant deems appropriate and appoints each of Peter J. Cohen and Kevin J. O'Brien with full power of substitution, attorney-in-fact to sign and to file any amendment and post- effective amendment to this Registration Statement.


        Signature                             Title                            Date
 ------------------------   -----------------------------------------   -------------------
/s/ Peter J. Cohen         Chairman of the Board, President and          October 25, 1996
  -----------------------  Chief Executive Officer (Principal
      Peter J. Cohen       Operating Officer)

/s/Richard A. Daniels      Senior Vice President-Sales, Treasurer        October 25, 1996
  -----------------------  and Director
    Richard A. Daniels


/s/ Kevin J. O'Brien       Chief Financial Officer, Vice
  -----------------------  President-Finance and Administration          October 25, 1996
     Kevin J. O'Brien      (Principal Accounting Officer),
                           Secretary and Director

/s/ Jayandra Patel         Senior Vice President-Product                 October 25, 1996
  -----------------------  Development, Assistant Treasurer
      Jayandra Patel       and Director

/s/ Peter Breitstone       Director                                      October 25, 1996
  -----------------------
     Peter Breitstone

/s/ Edward H. Blum         Director                                      October 25, 1996
  -----------------------
      Edward H. Blum

                                EXHIBIT INDEX

   Exhibit
     No.      Description                                                                           Page
 -----------   --------------------------------------------------------------------------------   --------
1.1           Proposed Form of Underwriting Agreement
5.1*          Opinion and Consent of Ruskin, Moscou, Evans & Faltischek, P.C.
23.1          Consent of Deloitte & Touche LLP, Independent Auditors
23.2*         Consent of Ruskin, Moscou, Evans & Faltischek, P.C. (included in Exhibit 5.1)
25.1          Power of Attorney (included on signature page)

------
*To be filed by amendment.